SYNEX INTERNATIONAL INC
1444 Albemi Street, 4th Floor
Vancouver, BC, Canada V6G 2Z4
Phone: (604) 688-8271 Fax:(604) 688-1286

03 OCT 23 AM 7:21

October 14, 2003

File: L1019-14

Securities and Exchange Commission
Office of International Corporate Finance
Stop (3-9)
450-5th Street NW
Washington, DC 20549

82-862

03032862

REFERENCE 82-8362
FILING OF CORPORATE INFORMATION

Pursuant to our filing requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose the following document which has been either mailed to the shareholders of Synex International Inc. or disseminated as a News Release.

1. News Release dated October 14, 2003 and entitled "Synex International Inc. – Annual Report for Fiscal 2003.

As you require, our reference number 82-8362 is shown at the top right hand corner.

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Yours truly,
SYNEX INTERNATIONAL INC

Greg Sunell

SUPPL

Encl

Investor/ltsecnewsrelease03a

dw 10/24

82-8362

NEWS RELEASE

TSE : SXI

October 14, 2003

SYNEX INTERNATIONAL INC – ANNUAL REPORT FOR FISCAL 2003

The financial results for fiscal 2003 are dominated by the sale of the shares of Synex Systems Corporation to Lasata Pty. Ltd. of Australia. Lasata assumed ownership on October 1, 2002 and the Company received cash in the amount of $2,500,000 plus an estimated $475,000 for working capital, subject to a holdback of $275,000 pending collection of outstanding accounts. As at June 30, 2003, the outstanding amount pending collection was $35,628. The gain on sale of the software division was $1,795,692 and as a result, net income for fiscal 2003 increased to $1,541,420 as compared to $496,520 for the previous year. Earnings per share, fully diluted, increased to $0.10 from $0.03 in fiscal 2002. For continuing operations, revenue in fiscal 2003 increased to $1,247,785 from $1,165,171 in fiscal 2002. There was a net loss from continuing operations in fiscal 2003 of $282,534 compared to net income in fiscal 2002 of $313,013. The decrease in net income was due to an unrealized foreign exchange loss, increased provision for future income taxes and higher selling, general and administrative costs.

Revenue for the energy division decreased to $432,176 from $473,090 in fiscal 2002 with net income decreasing to $93,507 from $145,007. The revenue and operating profit in fiscal 2003 includes a gain on sale of the shares of Synex Systems Corporation held by Synex Energy in the amount of $316,225 and a currency translation loss of $232,633.

During fiscal 2003, the 4MW Mears Creek Hydro Project was substantially advanced. The turbine/generator was ordered in September 2002 and other key equipment was ordered during the fourth quarter of fiscal 2003. In June 2003, a contract for the supply and installation of the steel portion of the penstock was executed and work commenced before the end of June 2003. The project is scheduled to be in commercial operation in mid-January 2004.

Synex Energy has a Loan Agreement with the New World Power Corporation, which was due on June 30, 2001. The loan is secured by a first mortgage on the real estate assets of Wolverine Power Corporation and was in default as of June 30, 2002. In an attempt to resolve the default, on October 22, 2002, Synex Energy and New World executed a Stock Purchase Agreement, which was scheduled to close on or before December 31, 2002. The agreement was subject to the approval of the shareholders of New World as well as the provision of additional disclosure of information regarding Wolverine. New World did not solicit the approval of all of its shareholders or provide some of the requested disclosure information. Accordingly, the agreement did not close on December 31, 2002. In early January 2003, Synex Energy proceeded with the steps to acquire the real estate assets of Wolverine Power Corporation under a foreclosure procedure that was completed in early July 2003. Synex Energy is now proceeding with the process necessary to acquire the remaining useful assets including the federal licenses.

During fiscal 2003, the regulatory process and design work for the Kyuquot electrical utility and the 3MW McKelvie Creek Hydro Project was advanced. In addition, the 3.1MW Cypress Creek Hydro Project was qualified by BC Hydro under its 2002/03 request for quotations and subsequent to June 30, 2003 was tendered to BC Hydro for an electricity purchase agreement. As announced on September 26, 2003, BC Hydro accepted the tender for the Cypress Creek Project. The energy division holds about 900,000 shares of Coast Mountain Hydro Corporation, a publicly traded company proposing a 112 MW hydroelectric plant in northern British Columbia. The Forrest Kerr Project submitted by Coast Mountain was qualified by BC Hydro under its 2002/03 request for quotations and subsequent to June 30, 2003 was tendered to BC Hydro for an electricity purchase agreement. As announced on September 26, 2003, BC Hydro accepted the tender for the project.

The engineering division was active on a number of assignments for the energy division and others, mainly in respect of hydroelectric opportunities in British Columbia. Revenue from external customers of the engineering division increased to $807,740 from $712,619 in fiscal 2002 with operating profit decreasing to $121,556 from $137,335.

OUTLOOK

During the current fiscal year, we anticipate completing the Mears Creek Hydro Project and significantly advancing one or more of the Kyuquot Utility, McKelvie Hydro and Cypress Hydro projects. We are working towards settlement before June 30, 2004, of the unresolved issues surrounding possession by our subsidiary company, Synex Michigan, of the hydro power facilities located in Michigan that were formerly owned by Wolverine Power Corporation.

Greg Sunell, President
400 – 1444 Alberni Street, Vancouver B C V6G 2Z4
Phone (604) 688 8271 Ext. 309 Fax (604) 688 1286
E-mail: gsunell@synex.com Web Site: www.synex.com/